UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021.

Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Interim combined and condensed consolidated financial statements June 30, 2021

Zenvia Inc.

Interim condensed consolidated financial

statements June 30, 2021

Zenvia Inc.

Unaudited condensed consolidated statements of financial position at June 30, 2021

(In thousands of Reais)

	Note	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	6	76,469	59,979
Trade and other receivables	7	99,798	86,009
Tax assets		8,602	4,897
Prepayments		8,774	2,516
Other assets		2,207	1,285
Advances to aquisitions	13	21,000	-
		216,850	154,686
Non-current assets
Tax assets		138	40
Prepayments		2,224	1,931
Interest earning bank deposits	6	-	2,227
Property, plant and equipment	8	11,621	12,495
Intangible assets and goodwill	9	273,189	281,475
		287,172	298,168
Total assets		504,022	452,854

	Note	June 30, 2021	December 31, 2020
Liabilities
Current liabilities
Loans and borrowings	10	43,521	59,979
Financial instruments		827	-
Trade and other payables		102,945	100,036
Liabilities from aquisitions	13	68,281	53,520
Current tax liabilities		8,972	8,898
Employee benefits		16,863	6,678
Lease liabilities		1,118	1,109
		242,527	226,438
Non-current liabilities
Liabilities from aquisitions	13	27,917	40,228
Trade and other payables		1,990	1,352
Loans and borrowings	10	125,706	42,778
Lease liabilities		1,125	1,649
Provisions for tax, labor and civil risks	12	1,590	2,267
Deferred tax liabilities	18	13,138	22,794
		171,466	111,068

Shareholders' equity
Capital	14	6	130,292
Reserves	14	87,760	5,454
Translation reserve		520	1,033
Accumulated (losses) profit		1,743	(21,431)
Total equity		90,029	115,348
Total equity and liabilities		504,022	452,854

See the accompanying notes to the condensed consolidated and combined financial statements.

Zenvia Inc.

Unaudited combined statements of profit or loss and other comprehensive income for the three and six-month periods ended June 30, 2021

(In thousands of Reais)

		Three months ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020
Revenue	15	135,652	92,350	258,345	185,786
Cost of services	16	(94,186)	(69,022)	(186,586)	(136,554)
Gross profit		41,466	23,328	71,759	49,232
Sales and marketing expenses	16	(22,822)	(7,794)	(38,200)	(14,566)
General and administrative expenses	16	(14,467)	(11,903)	(47,189)	(23,934)
Research and development expenses	16	(6,000)	(3,666)	(11,009)	(6,505)
Allowance for expected credit losses	16	(1,656)	(1,012)	(3,246)	(605)
Other income and expenses, net		(289)	(184)	(181)	(131)
Operating profit (loss)		(3,768)	(1,231)	(28,066)	3,491
Finance costs	17	(9,310)	(2,300)	(26,969)	(4,046)
Finance income	17	15,739	1,018	18,665	2,578
Net finance costs		6,429	(1,282)	(8,304)	(1,468)
Profit (loss) before taxes		2,661	(2,513)	(36,370)	2,023
Deferred income tax and social contribution	18	(969)	1,024	9,657	1,068
Current income tax and social contribution	18	(562)	405	(632)	(1,242)
Profit (loss) of the period		1,130	(1,084)	(27,345)	1,849
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		937	-	1,412	-
Total comprehensive income (loss) for the period		2,067	(1,084)	(25,933)	1,849
Net (loss) earnings per share (expressed in Reais per share)
Basic	19	0.0473	(0.2267)	(1.1438)	0.3867
Diluted	19	0.0473	(0.2267)	(1.1438)	0.3867

See the accompanying notes to the condensed consolidated and combined financial statements.

Zenvia Inc.

Unaudited combined and condensed consolidated statement of changes in equity

For the six months ended June 30, 2021

(In thousands of reais)

					Profit reserves
	Note		Capital	Capital reserve	Legal reserve	Investments reserve	Accumulated losses	Translation reserve	Total shareholders’ equity
Balance at December 31, 2019			93,883	-	3,854	1,600	-	-	99,337

Profit for the period			-	-	-	-	1,849	-	1,849
Capital increase	14.	a	36,409	-	-	-	-	-	36,409
Balance at June 30, 2020			130,292	-	3,854	1,600	1,849	-	137,595

Balance at December 31, 2020			130,292	-	3,854	1,600	(21,431)	1,033	115,348

Corporate reorganization	1.	a	(130,286)	87,146	(3,854)	(1,600)	50,519	(1,925)	-
Cumulative translation adjustments from operations in foreign currency			-	-	-	-	-	1,412	1,412
Share-based compensation	14.	b	-	614	-	-	-	-	614
Net profit (loss) for the period			-	-	-		(27,345)	-	(27,345)
Balance at June 30, 2021			6	87,760	-	-	1,743	520	90,029

See the accompanying notes to the condensed consolidated and combined financial statements.

Zenvia Inc.

Unaudited combined statements of cash flow

For the six months ended June 30, 2021

(In thousands of reais)

	Six months ended June 30,
	2021	2020
Cash flow from operating activities
Profit (loss) for the period	(27,345)	1,849
Adjustments for:
Tax (income) expenses	(9,025)	174
Depreciation and amortization	16,300	10,691
Allowance for expected credit losses	3,245	605
Provisions for tax, labor and civil risks risks	830	3,441
Provision for bonus and profit sharing	7,341	3,893
Share-based compensation	614	-
Provision for compensation	11,251	3,129
Interest from loans and borrowings	5,338	2,232
Interest on leases	130	327
Exchange variation (gain) loss	(2,836)	(1,468)
Loss on write-off of property, plant and equipment	1,244	3
Loss on write-off of intangible assets	-	43
Effect of hyperinflation	731	-
Changes in assets and liabilities
Trade and other receivables	(17,034)	(2,245)
Prepayments	(6,551)	70
Other assets	(4,725)	(2,519)
Suppliers	4,861	18,092
Trade and other payables	(5,601)	2,014
Cash generated from (used in) operating activities	(21,231)	40,331
Interest paid on loans and leases	(3,762)	(2,232)
Income taxes paid	(546)	(1,242)
Net cash flow from (used in) operating activities	(25,539)	36,857
Cash flow from investing activities
Acquisition of property, plant and equipment	(2,917)	(2,076)
Interest earning bank deposits	2,227	(61)
Acquisition of Intangible assets	(5,724)	(7,281)
Advances to aquisitions	(21,000)	-
Net cash used in investment activities	(27,414)	(9,418)
Cash flow from financing activities
Proceeds from loans and borrowings	88,574	30,000
Repayment of borrowings	(20,032)	(5,295)
Payment of lease liabilities	(511)	(1,348)
Capital increase	-	36,409
Net cash from (used in) financing activities	68,031	59,766
Exchange rate change on cash and cash equivalents	1,412	-
Net (decrease) increase in cash and cash equivalents	16,490	87,205
Cash and cash equivalents at January 1	59,979	12,342
Cash and cash equivalents at June 30	76,469	99,547

See the accompanying notes to the condensed consolidated and combined financial statements.

Notes to the unaudited condensed consolidated and combined financial statements

(In thousands of Reais)

1	Operations

Zenvia Inc. (“Company”) was incorporated in May, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise Zenvia Mobile Serviços Digitais S.A. a privately-held corporation headquartered in São Paulo, in the State of São Paulo, Brazil and its subsidiaries (together referred to as “the Company” or “the Group”). The Group is primarily involved in the development of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications.

a.	Corporate Reorganization

On May 7, 2021, Zenvia Mobile Serviços Digitais S.A (Zenvia Brazil) became a wholly owned subsidiary of Zenvia Inc., a holding company created in connection with the initial public offering of the Group (see note 22). At the time of the reorganization, the Company´s current shareholders have contributed all of their shares in Zenvia Brazil to Zenvia Inc at a ratio of one-to-five. In return for this contribution, the Company issued in aggregate 23,708,300 new Class B common shares to Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia and in aggregate 199,710 new Class A common shares to Spectra I Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and Spectra II Fundo de Investimento em Participações Multiestratégia Investimento No Exterior, in each case, at the above ratio of one-to-five. This corporate reorganization kept the same percentage of ownership of the former shareholders of Zenvia Brazil in Zenvia Inc.

b.	Business combination – Rodati Motors Corporation (Sirena)

On July 24, 2020, the Company entered into a share purchase and sale agreement to purchase 100% of the shares of Rodati Motors Corporation (also referred to as “Sirena”), a startup founded in 2014 that offers communication solutions for sales teams via WhatsApp. The consideration transferred consisted of an upfront cash payment of US$ 10,923 thousand (R$ 56,961) on July 24, 2020, the acquisition (closing) date. Following the acquisition, the former sharesholders will be subject to additional deferred payments of US$ 13,584 thousand (R$ 70,835), due in 3 installments payable in 6, 12 and 24 month after the acquisition date. The deferred payments bear interests of 10% p.a. plus 0.75% for each month since the closing date, fully payable on the second installment. In case of a liquidity event (defined in the contract as a strategic sale of the Company or a an Initial Public Offering) within the period until the full settlement of the deferred consideration payable, part of the payment will be made in a variable number of the Company’s own shares, depending on the valuation of such shares associated with the liquidity events, limited to the cash amounts defined in the contract. The total consideration transferred and to be transferred is equivalent to US$ 24,507 thousand (R$ 127,796). Also, in addition to the consideration transferred to former shareholders, certain of the former sharesholders that remained working at the Company will be subject to additional compensation of up to US$ 5,514 thousand (R$ 27,582) to be paid in 2021 and 2022, calculated based on certain goals of contribution margins (as defined in the agreement) generated by Sirena solutions and subject to their continued employment with the Company. As of June 30, 2021, a provision was recorded in the amount of R$ 18,892 related to the estimated compensation payable to these individuals. This acquisition is in line with the Company’s strategy to expand into other Latin America regions.

2	Company’s subsidiaries

		Zenvia Inc. June 30, 2021				Zenvia Mobile December 31, 2020
	Country	Direct		Indirect		Direct		Indirect
Subsidiaries			%		%		%		%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100		-		-		-
MKMB Soluções Tecnológicas Ltda.	Brazil	-		100		100		-
Total Voice Telecom S.A.	Brazil	-		100		100		-
Rodati Motors Corporation	USA	-		100		100		-
Zenvia México	Mexico	-		100		100		-
Indirect subsidiaries
Rodati Services S.A.	Argentina	-		100		-		100
Rodati Servicios, S.A. de CV	Mexico	-		100		-		100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-		100		-		100

3	Preparation basis

These interim condensed consolidated and combined financial statements for the six months ended June 30, 2021 have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2020 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

As stated in note 1(a), on May 7, 2021 Zenvia Mobile Serviços Digitais S.A (Zenvia Brazil) became a wholly owned subsidiary of Zenvia Inc., a holding company created in connection with initial public offering process of the group, through a corporate reorganization in which the former shareholders of Zenvia Mobile Serviços Digitais S.A contributed their shares in Zenvia Brazil to Zenvia Inc. in the same proportion of their ownership of Zenvia Brazil. As a result of this corporate reorganization, the condensed combined statements of profit or loss, comprehensive income, changes in equity and cash flows are presented in this interim condensed consolidated and combined financial statements as a combination of the profit or loss, comprehensive income, changes in equity and cash flows of Zenvia Brazil from January 1st, 2021 to May 6, 2021 and Zenvia Inc. from May 7, 2021 to June 30, 2021.

The issuance of these financial statements was approved by the Executive Board on August 05, 2021.

a.	Measurement basis

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.	Functional and presentation currency

These consolidated financial statements are presented in Brazilian Real, which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, except if otherwise indicated.

The functional currency of the subsidiary Rodati Motors Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informaçoes de Veiculos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Rodati Services S.A has the local currency, Argentinean Peso (ARG), as its functional currency; and Rodati Servicios, S.A. de CV. has the local currency, Mexican Pesos (MEX), as its functional currency.

c.	Foreign currency translation

For the consolidated Group companies in which functional currency is different from the Brazilian Real, the financial statements are translated to Real as of closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognised in profit or loss and presented within finance costs.

d.	Accounting and reporting in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A, located in Argentina.

Non monetary assets and liabilities, the shareholders’ equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of income of the Company.

e.	Use of estimates and judgments

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(i)	Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

The Company established a control structure related to measurement of fair value. It includes the review process of all significant fair value measurements, reporting directly to the Chief Financial Officer.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified. Significant assessment matters are reported to the Board of Directors.

When measuring fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—	Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.

—	Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).

—	Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

4	Significant accounting policies

There have been no changes to the Company's significant accounting policies as described in its annual financial statements for the year ended December 31, 2020 and should be read in conjunction with those annual financial statements.

5	New standards, amendments and interpretations of standards

The following amended standards are effective for annual periods beginning on or after January 1, 2022. The Company does not expect to have significant impact on it´s consolidated financial statements:

-	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16); and
-	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

6	Cash and cash equivalents and interest earning bank deposits

	June 30, 2021	December 31, 2020
Cash and banks	17,026	13,099
Short-term investments maturing in up to 90 days (a)	59,443	46,880
Short-term investments maturing in over 90 days (b)	-	2,227
	76,469	62,206
Cash and cash equivalents	76,469	59,979
Interest earnings bank deposits	-	2,227

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 70% to 100% of the CDI rate (Interbank Interest Rate). They are stated at the investment value, plus interests accrued up to June 30, 2021 and December 31, 2020.

(b)	Financial funds invested at the rate of 99% of CDI are held as guarantee of the working capital borrowing contract entered into in May 2018.

7	Trade and other receivables

	June 30, 2021	December 31, 2020
Domestic	97,152	81,031
Abroad	9,394	11,065
	106,546	92,096
Allowance for expected credit losses	(6,748)	(6,087)
	99,798	86,009

Changes in allowance for expected credit losses are as follows:

	June 30, 2021	June 30, 2020
Balance at December 31	(6,087)	(5,088)
Additions	(5,294)	(2,145)
Reversal	2,049	1,540
Write-offs	2,584	-
Balance at June 30	(6,748)	(5,693)

8	Property, plant and equipment

8.1	Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance at June 30, 2021
Furniture and fixtures	10	1,007	(519)	488
Leasehold improvements	10	1,694	(945)	749
Data processing equipment	20	15,874	(7,581)	8,293
Right of use – leases	20 to 30	4,808	(2,884)	1,924
Machinery and equipment and other fixed assets	10 to 20	683	(516)	167
		24,066	12,445	11,621

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance at December 31, 2020
Furniture and fixtures	10	1,374	(604)	770
Leasehold improvements	10	1,674	(847)	829
Data processing equipment	20	14,277	(6,229)	8,047
Right of use – leases	20 to 30	4,967	(2,347)	2,620
Machinery and equipment and other assets	10 to 20	824	(594)	230
		23,116	(10,621)	12,495

8.2	Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2020	Additions	Disposals	Hyperinflation adjustment	Exchange variations	June 30, 2021
Furniture and fixtures		1,374	16	(386)	8	(5)	1,007
Leasehold improvements		1,674	17	-	12	(9)	1,694
Data processing equipment		14,277	2,838	(974)	26	(293)	15,874
Right of use – leases		4,967	-	(159)	-	-	4,808
Machinery and equipment		515	-	(174)	-	-	341
Other fixed assets		309	46	(13)	-	-	342
Cost		23,116	2,917	(1,706)	46	(307)	24,066
Furniture and fixtures	10	(604)	(75)	162	(4)	2	(519)
Leasehold improvements	10	(847)	(97)	-	(4)	3	(945)
Data processing equipment	20	(6,229)	(1,395)	36	(24)	31	(7,581)
Right of use – leases	20 to 30	(2,347)	(696)	159	-	-	(2,884)
Machinery and equipment	10	(411)	(13)	99	-	-	(325)
Other fixed assets	10 to 20	(183)	(14)	6	-	-	(191)
(-) Accumulated depreciation		(10,621)	(2,290)	462	(32)	36	(12,445)
Total		12,495	627	(1,244)	14	(271)	11,621

9	Intangible assets and goodwill

9.1	Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance in June 30, 2021
Intangible assets under development	-	1,969	-	1,969
Software license	20 to 50	5,561	(2,648)	1,412
Database	10	800	(427)	373
Goodwill	-	163,394	-	163,394
Customer portfolio	10	112,929	(73,171)	39,758
Platform	20	85,276	(20,494)	64,782
		369,929	(96,740)	273,189

	Average annual amortization rates %	Cost	Amortization	Net balance in December 31, 2020
Intangible assets under development	-	8,433	-	8,433
Software license	20 to 50	3,584	(2,172)	1,412
Database	10	800	(387)	413
Goodwill	-	163,394	-	163,394
Customer portfolio	10	112,929	(67,524)	45,405
Platform	20	75,065	(12,647)	62,418
		364,205	(82,730)	281,475

Amortization expense was R$14,010 (R$7,775 for the six months ended June 30, 2020).

The amortization of intangibles includes the amount of R$11,930 (R$6,343 for the six months ended June 30, 2020) related to amortization of intangible assets acquired in business combinations, of which R$6,284 (R$795 for the six months ended June 30, 2020) was recorded in costs of services and R$5,646 (R$5,548 for the six months ended June 30, 2020) in administrative expenses.

10	Loans and borrowings

		June 30, 2021	December 31, 2020
	Interest p.a.
Working capital	100% CDI + 2.40% to 5.46% and TJLP + 2.98%	169,227	97,396
BNDES Prosoft	TJLP + 2.96%	-	1,579
		169,227	98,975
Current		43,521	56,197
Non-current		125,706	42,778

The portion classified in non-current liabilities has the following payment schedule:

	June 30, 2021	December 31, 2020
2022	34,770	18,167
2023	53,756	16,918
2024	34,552	7,693
2025	2,628	-

	125,706	42,778

Main changes in working capital loans and borrowings

On January 20, 2021, the Company entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,000 for working capital purposes. Following a one year grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025.

On February 3, 2021, the Company entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50 million, being one agreement in the amount of R$18,000 with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 with a twelve-month grace period and 36 months of amortization. Each of the agreements provide that the Company is subject to a financial covenant of maintaining a net-debt to EBITDA ratio of less than or equal to 3.5x and that the last installment is on August 27, 2024 (R$ 18,000) and February 27, 2025 (R$ 32,000).

On March 25, 2021, the Company entered into an agreement with Banco Votorantim S.A. – Nassau Branch for a CCB in the aggregate amount of US$1,453, convertible to reais at the execution date under a swap agreement (Contrato para Operações de Derivativos com Pacto de Cessão Fiduciária) entered into with Banco Votorantim S.A., resulting in a total aggregate amount of R$8,000. The transaction is secured by a fiduciary assignment (cessão fiduciária de direitos creditórios) of certain credits held at a the Company bank account (conta vinculada) held by the Company with Banco Votorantim S.A. Following a six-month grace period during which interest is payable, the loan will be paid in 12 monthly installments, with the first installment of principal and interest due on October 25, 2021 and the last installment due on September 26, 2022.

(i)	Contractual clauses

The Company has financing agreements in the amount of R$ 98,912 guaranteed by 20% to 30% of accounts receivable given as collateral and the balance of interest-earning bank deposits recorded as non-current assets, representing three times the amount of the first payment of principal plus interest. As of June 30, 2021, the Company was in compliance with the loans and borrowing financial covenants.

(ii)	Supplementary information to the cash flow

	June 30, 2021	June 30, 2020
Balance at December 31, 2019 and 2020	98,975	63,346
Changes in cash	80,783	(4,424)
Interest paid	(3,628)	(1,895)
Proceeds from loans and borrowings	88,574	30,000
Repayments of borrowings	(20,032)	(5,295)
Changes not affecting cash	5,338	2,232
Interest and exchange-rate expenses	5,338	2,232
Balance at June 30, 2020 and 2021	169,227	88,388

11	Long-Term Incentive Programs and Management remuneration

The Company has two Long-Term Incentive Programs Granted in 2018 and 2019, with eligibility to the Company's Statutory Directors, in a bonus format, in which payments will be made in 2022 and 2023 in cash, respectively, based on goals that must be achieved in December 2020 and 2021, respectively. In order to executives acquire the right of two Long-Term Incentive payments, the program has a retention period, in which it indicates that executives need to remain in the Company during the years 2021 and 2022. Changes in the provision are recognized in profit or loss and R$262 was recorded in the six months ended June 30, 2021.

Adittionally on August 25, 2020, the Company granted to certain employees a bonus program in which those employees may receive additional compensation if certain milestones set forth therein are met, including the consummation of the Company’s initial public offering. Also, in connection with, and subject to, the consummation of the Company´s initial public offering, we expect to grant to certain of our officers and employees awards of restricted share units. Such restricted share units will give the holder the right to receive our Class A common shares subject to, among other conditions,a cliff vesting period of two years following consummation of this offering and, in the case of some grants, the achievement of certain performance goals to be established by us. Based on the initial public offering price of US$13.00 per Class A common share, we expect to deliver 28,535 of such restricted share units, or the equivalent of R$1,951 thousand divided by the initial public offering price. An expense amounting to R$ 614 thousand was recorded in our unaudited interim condensed consolidated statement of financial position as of June 30, 2021 relative to 11 months of the vesting period of the restricted share units.

An expense amounting to R$1,951 thousand relates to the cash programs for the benefit of certain officers and employees was recorded in unaudited interim condensed consolidated statement of financial position as of June 30, 2021 calculated above a minimum valuation target on the pricing date, in addition to other milestones set forth therein.

In addition to the bonus program described above, the remuneration of management amounted to R$ 6,530 for the six-month period ended June 30, 2021 (R$5,762 for the six months ended June, 2020).

12	Provisions for tax, labor and civil risks

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuit in progress and the need to record a provisions for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refers to lawsuits in progress and social security risk.

	June 30, 2021	December 31, 2020
Service tax (ISSQN) Lawsuit - Company BWMS (a)	1,374	1,374
Service tax (ISSQN) Lawsuit - Company Zenvia (a)	30,669	29,962
Labor provisions	576	444
Other Provisions	1,055	1,064

	33,674	32,844

Service tax (ISSQN) judicial deposits - Lawsuit Company BWMS (a)	(1,374)	(1,374)
Service tax (ISSQN) judicial deposits - Lawsuit Company Zenvia (a)	(30,700)	(29,193)
Labor appeals judicial deposits	(10)	(10)

	(32,084)	(30,577)

	1,590	2,267

Changes in provisions and judicial deposits are as follows:

	Provisions	Judicial deposits
Balance at December 31, 2020	32,844	30,577
Additions	890	1,507
Reversals	(60)	-
Balance at June 30, 2021	33,674	32.084

(a)	The amount of the liability related to the provision for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against the Company itself and the merged companies Human Serviços para Comunicação Móvel Ltda. and BWMS Soluções Móveis em Informática Ltda.

The Company and its subsidiaries are also party to labor lawsuits whose risk of loss, according to its legal advisors and the Company's Management, is classified as possible, for which no provision was recognized. The amount related to these lawsuits is R$ 166 as of June 30, 2021 (R$ 179 as of December 31, 2020).

13	Rights and Liabilities from business combinations

	Rights and Liabilities from business combinations
	June 30, 2021	December 31, 2020
Investment acquisition (a) - Total Voice	8,243	13,112
Investment acquisition - Sirena	69,057	71,792
Investment acquisition (b) - Sirena	18,892	8,833
Reimbursements to former shareholders	6	11
	96,198	93,748
Current	68,281	53,520
Non-current	27,917	40,228
Advances to acquisitions (c)	(21,000)	-
Current	(21,000)	-

(a)	Refers to the compensation payable to the former shareholders for continuing employment which will be made up to 12 installments in 2021. On June 30, 2021, a provision was recorded in the amount of R$ 8,243 (R$ 13,112 as at December 31, 2020), reflecting the best estimate of the Company of the additional payment to former shareholders that become company’ employees.

(b)	Refers to the compensation payable related to the acquisition of Sirena. On June 30, 2021, a provision was recorded in the amount of R$ 18,892 (R$ 8,833 as at December 31, 2020) reflecting the best estimate of the Company of the additional payment to former shareholders that became Company’s employees. The payments will be made on July, 2021 and July 2022.

(c)	Refers to the advances to One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or D1. Under the terms of the purchase agreements and as part of the consideration, the Company contributed R$21 million in cash into D1 until May 31, 2021.

14	Shareholders' equity

a.	Capital

On May 29, 2020, a cash capital increase was approved, from R$ 93,883 to R$ 130,292, in the amount of R$ 36,409, through the issue of 360,203 new common shares, nominative and without par value, fully subscribed by the shareholder Ória Tech Zenvia Co-Investment Fundo de Investimento em Participações Multiestratégia.

The position of shareholders until April 30, 2021 is shown in the table below:

Shareholders	Balance of shares	Percent
Oria Tech Zenvia Co-Investment FIP Multiestrategia	2,298,482	48.0693%
Cássio Bobsin Machado	1,915,644	40.0628%
Oria Tech 1 Inovacao Fundo de Investimentos em Participações	527,534	11.0326%
Spectra I - Fundo de Investimento em Partipações	7,988	0.1671%
Spectra II - Fundo de Investimento em Partipações	31,954	0.6683%

Total	4,781,602	100.0000%

After the Company Reorganization in May, 7 2021, the actual position of shareholders is shown in the table below:

Shareholder	Class	Zenvia Inc Shares
Bobsin LLC	B	9,578,220
Oria Zenvia Co-investment Holdings, LP	B	3,178,880
Oria Zenvia Co-investment Holdings II, LP	B	3,941,050
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,372,480
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670
Spectra I - Fundo de Investimento em Participações	A	39,940
Spectra II - Fundo de Investimento em Participações	A	159,770
		23,908,010

See the Note 1 – Operations.

b.	Reserves

The reserves consist of:

•	Capital reserve: Refers to the additional paid-in capital. The price of the Company Shares to be issued for the purposes of the Contribution shall be the cost of the Contribution shares being contributed to the Company.

•	Share-based compensation: the Company granted to certain employees a bonus program in which those employees may receive additional compensation if certain milestones set forth therein are met, including the consummation of the Company’s initial public offering. The settlement of the bonus may be done by the Company’s own shares at the choice of the Company, under parameters to be defined in the future by the board of directors. See the note 11.

15	Revenue

15.1	Segment reporting

As discussed in note 1(a), the Company  acquired in 2020 Rodati Motor Corporation, including the digital platform of R$ 54,521 and client portforlio of R$ 1,975. These non-financial assets were integrated to the Zenvia business and support the Company’s operations in Brazil, United States, Argentina and Mexico. The Company has no other material non-financial assets outside of Brazil.

The Company’s revenues by geography is presented below:

	For the three months period ended June 30		For the six months period ended June 30
	2021	2020	2021	2020
Primary geographical markets
Brazil	115,860	81,110	218,175	167,286
USA	9,061	4,370	16,463	7,032
South Africa	476	706	1,509	1,723
Argentina	1,735	-	3,219	-
Chile	1,579	-	1,579	-
Mexico	2,725	-	5,181	-
Switzerland	2,464	4,498	5,586	7,033
Others	1,752	1,666	6,633	2,712
Total	135,652	92,350	258,345	185,786

15.2	Seasonality of operations

Although the Company has not historically experienced significant seasonality with respect to revenues throughout the year, some moderate seasonality has been observed in the use of the platforms in cases such as education and brick-and-mortar retail stores. The Company has experienced revenue growth during the Carnival period in March, the back-to-school periods in July and August, Black Friday at the end of November and the Christmas season. The rapid growth in the business has offset this seasonal trend to date, but its impact on revenue may be more pronounced in future periods.

16	Expenses by nature

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Personnel expenses (a)	26,208	16,157	64,874	30,507
Costs with operators/Other costs	84,852	64,292	169,423	128,306
Depreciation and amortization	8,308	5,542	16,300	10,691
Outsourced services	8,628	3,658	15,355	6,102
Allowance for credit losses	1,655	1,012	3,245	605
Marketing expenses / events	2,747	652	4,934	1,181
Other expenses	6,733	2,084	12,099	4,772
	139,131	93,397	286,230	182,164

Cost of services	94,186	69,022	186,586	136,554
Sales and marketing expenses	22,282	7,794	38,200	14,566
General administrative expenses	14,467	11,903	47,189	23,934
Research and development expenses	6,00	3,666	11,009	6,505
Allowance for credit losses	1,656	1,012	3,246	605
	139,131	93,397	286,230	182,164

(a)	Personnel expenses:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Salary	13,798	6,952	26,052	13,411
Benefits	1,107	664	2,572	1,353
Compulsory contributions to social security	4,630	2,597	9,118	4,847
Compensation	142	(7)	1,796	158
Provisions (vacation/13th salary)	2,126	1,496	4,013	2,483
Provision for bonus and profit sharing	(1,698)	2,336	7,955	3,893
Compensation to former shareholders (a)	4,984	1,567	11,251	3,129
Other	1,119	552	2,117	1,233
	26,208	16,157	64,874	30,507

(a)	Refers to the provision for additional compensation to former shareholders of Total Voice and Sirena linked to continued employment with the Company, in accordance with the acquisition agreement, based on the performance of Total Voice and Sirena

17	Net finance costs

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Finance cost
Interest on loans and financing	(3,027)	(1,162)	(5,338)	(2,232)
Discounts	(31)	85	(40)	(112)
Foreign exchange losses	(2,838)	(355)	(13,152)	(395)
Bank expenses and IOF (tax on financial transactions)	(2,340)	(862)	(3,159)	(951)
Other financial expenses	195	150	(3,564)	(29)
Interests on leasing contracts	(61)	(156)	(130)	(327)
Losses on derivative instrument	(855)	-	(855)	-
Inflation adjustment	(353)	-	(731)	-
	(9,310)	(2,300)	(26,969)	(4,046)
Finance income
Interest	1,485	60	1,983	164
Foreign exchange gain	14,233	928	15,988	1,863
Interests on financial instrument	387	200	620	257
Other financial income	(360)	(170)	74	294
Gain on financial instrument	(6)	-	-	-
	15,739	1,018	18,665	2,578

18	Income tax and social contribution

Income tax expense is recognised in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in this interim condensed consolidated financial statements may have to be adjusted in a subsequent interim periods if the Company’s estimate of the annual income tax rate changes in future periods.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Deferred taxes on temporary differences and tax losses	969	(1,024)	(9,657)	(1,068)
Current tax expenses	562	(405)	632	1,242
Tax (income) expense	1,531	(1,429)	(9,025)	174

18.1	Reconciliation between the nominal income tax and social contribution rate and effective rate

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Income before income tax and social contribution	2,661	(2,513)	(36,370)	2,023
Basic rate	34%	34%	34%	34%
Income tax and social contribution	(905)	854	12,366	(688)
Tax incentives	-	985	-	1,705
Net operation loss carryforward not recorded from subsidiaries (a)	(690)	(30)	(1,503)	(481)
IPO Bônus	1,483	-	(895)	-
Others	(149)	(380)	(943)	(710)
Tax benefit (expense)	(261)	1,429	9,025	(174)
Effective rate	9.81%	56.86%	24.81%	8.60%

(a)	For certain subsidiaries of Rodati Motor Corporation no deferred tax assets were recognized as temporary differences and tax loss carryforward in the amount of R$ 6,032 because it is not probable that future taxable profit will be available against which the Company can use the benefits thereform.

18.2	Breakdown and Changes in deferred income tax and social contribution

	June 30, 2021	December 31, 2020
Deferred tax assets
Provision for labor, tax and civil risk	11,126	10,885
Allowance for doubtful accounts	1,716	1,610
Tax losses and negative basis of social contribution tax	8,409	5,277
Provision for compensation from acquisitions	8,413	6,277
Other temporary differences	2,843	1,041

	32,507	25,090
Deferred Tax liabilities
Goodwill	(26,785)	(25,879)
Customer portfolio and platform	(18,860)	(22,005)

	(45,645)	(47,884)
	(13,138)	(22,794)

Balance at December 31, 2020	(22,794)
Additions	10,562
Reversals	(906)
Balance at June 30, 2021	(13,138)

The Company did not present taxable income in prior periods, mainly due to the deductibility for tax purposes of goodwill, representing a temporary difference. However, based on projections of taxable income and the reversal of goodwill temporary difference, management believes that sufficient taxable income will be available in future periods to recover deferred tax assets.

19	Earnings per share

The calculation of basic earnings per share is calculated by dividing net income for the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially diluting common shares into common shares.

The Company does not have financial instruments which could result in a dilution of the earning per share. The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	Six months ended June 30,
	2021	2020
Basic and diluted earnings per share
Numerator
Profit (loss) of the period assigned to Company’s shareholders	(27,345)	1,849
Denominator
Weighted average for number of common shares	23,908,010	4,781,602
Basic and diluted earnings (loss) per share (in reais)	(1.1438)	0.3867

20	Risk management and financial instruments

20.1	Classification of financial instruments

The classification of financial instruments is presented in the table below, and in the understanding of the Company's Management, there are no financial instruments classified in other categories besides those informed:

	June 30, 2021			December 31, 2020
	Fair value through profit or loss	Amortized cost	Level 1	Fair value through profit or loss	Amortized cost	Level 1
Assets
Cash and cash equivalents	59,443	17,026	59,443	46,880	13,099	47,453
Interest earnings bank deposits	-	-	-	2,227	-	2,227
Trade accounts receivable	-	99,798	-	-	86,009	-
	59,443	116,824	59,443	49,107	99,108	49,107
Liabilities
Loans and financing	-	169,227	-	-	98,975	-
Financial instrument - swap	827	-	827	-	-	-
Trade and other payable	-	104,935	-	-	101,388	-
	827	274,162	827	-	200,363	-

20.2	Financial risk management

The Company has a financial executive committee responsible for risk management, with the supervision of the Board of Directors, and is also responsible for defining the policy, managing risks and financial instruments through control systems, which establish foreign exchange exposure limits and interest, and define the allocation of funds with financial institutions. The positions of all financial instruments, as well as the results obtained in relation to the proposed goals, are presented and evaluated monthly by the financial executive committee and submitted to the Board of Directors of the Company.

20.3	Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits. The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	June 30, 2021	December 31, 2020
Cash and cash equivalents	76,469	59,979
Interest earnings bank deposits	-	2,227
Trade accounts receivable	99,798	86,009
	176,267	148,215

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

•	All notes receivable past due for more than 6 months;
•	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

20.4	Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

20.5	Operations with derivatives

The Company does not have derivatives on a speculative basis.

20.6	Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are monitored on a daily basis by Company treasury function, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 Months	1–2 Years	2–3 years	>3 years
Loans and financing	169,227	211,820	54,475	43,521	67,286	46,538
Trade and other payables	104,935	104,935	102,945	1,990	-	-
Lease liabilities	2,243	2,243	1,118	1,125	-	-

	276,405	318,998	158,538	46,636	67,286	46,538

20.7	Sensitivity analysis

The main risks linked to the Company's operations are linked to the variation of the Interbank Deposit Certificate (CDI) for financing and financial investments and the Long-Term Interest Rate (TJLP) for financing. The Company’s financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, loans and financing, and are recorded at amortized cost, plus interests incurred.

Investments indexed to CDI are recorded at market value, according to quotations published by the respective financial institutions, and the remainder refer mostly to bank deposit certificates. Therefore, the recorded amount of these securities does not differ from the market value.

The table below presents three scenarios for the risk of decreasing or increasing of the CDI and TJLP indexes. The base scenario was the index at June 30, 2021 of 2.75% p.a. Scenario II represents a 25% increase or decrease and scenario III a 50% increase or decrease. The Company has loans and borrowings linked to the CDI rate and the TJLP rate (long-term interest rate).

Operation	Balance at June 30, 2021	Risk	Scenario I Current scenario	Scenario II	Scenario III
Financial investments	59,443	CDI decrease	1,635	1,226	817
			2.75%	2.06%	1.38%
Financial liabilities - Loans with BNDES	(10,694)	TJLP increase	(604)	(755)	(907)
			4.88%	6.10%	7.32%
Financial liabilities - financing	(158,533)	CDI increase	(4,666)	(5,833)	(7,000)
			2.75%	3.44%	4.13%
Total impact on financial investments and liabilities			(3,635)	(5,362)	(7,090)

20.8	Capital management

Company’s capital management aims to ensure that a strong credit rating is maintained before institutions, as well as a strong capital relationship, so as to support Company's business and leverage shareholders' value.

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, fund new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	June 30, 2021	December 31, 2020
Loans and borrowings	169,227	98,975
Cash and cash equivalents	(76,469)	(59,979)

Net debt	92,758	38,996

Total equity	90,029	115,348

Net debt/Shareholders' equity (%)	1.03	0.34

21	Related Parties

Balances and transactions between the Company and its subsidiaries, when applicable, were eliminated from the consolidation and are not in this note.

22	Subsequent events

22.1 Zenvia goes public on Nasdaq, New York

On July 22, 2021, Zenvia Inc, listed its Class A common shares on Nasdaq, an U.S. stock exchange. The Company carried out its IPO through an initial public offering of 11,538,462 Class A common shares, and they began trading on Nasdaq under the ticker symbol “ZENV.” Concurrently with and contingent upon the completion of this offering, Twilio Inc., a global leader platform of cloud communications, has agreed to purchase 3,846,153 additional Class A common shares to be issued by the Company in a private placement exempt from registration under the Securities Act of 1933, as amended. The Company expects that this concurrent private placement will be closed shortly after the consummation of the IPO.

22.2 Acquisition of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One

In March 2021, Zenvia Brazil entered into certain purchase agreements for the direct and indirect acquisition of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or D1. D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences. Under the terms of these purchase agreements and as part of the consideration, (i) Zenvia Brazil contributed R$21 million in cash into D1 on May 31, 2021, and (ii) on the closing date, July 31, 2021, (1) Zenvia Brazil will contribute further R$19 million in cash into D1; (2) Zenvia Brazil will pay to D1 shareholders an amount corresponding to R$308 million, which was based on a valuation of 13 (thirteen) times D1’s and Smarkio’s combined gross profit for the last twelve months (LTM) ended March 31, 2021 (historical results) minus D1 net debt as of the same date and adjusted by working capital; and (3) we will deliver a certain number of our Class A common shares to certain D1 shareholders, equivalent to an amount corresponding to R$138 million, which was calculated based on the valuation of 13 (thirteen) times D1’s and Smarkio’s combined gross profit for the last twelve months (LTM) ended March 31, 2021 (historical results) minus D1 net debt as of the same date and adjusted by working capital, divided by 13 (thirteen) times Zenvia Brazil’s consolidated gross profit for the last twelve months (LTM) (after giving effect to the D1 Acquisition and the Sirena Acquisition (each term as defined below) ended March 31, 2021 minus Zenvia Brazil’s consolidated net debt (after giving effect to the D1 Acquisition and the Sirena Acquisition) as of the same date. We will deliver approximately 2,019,348 Class A common shares to these D1 shareholders in connection with the above.

Additionally, as further consideration for the D1 Acquisition, we have also agreed to pay amounts to certain D1 shareholders which we currently estimate to be (i) R$57 million in the first quarter of 2022; and (ii) R$174 million in the first quarter of 2023, based on a certain multiple times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2022 and March 31, 2023, respectively, such multiple to be calculated on the achievement of certain gross profit milestones for the relevant periods. As a guarantee of payment of such amounts, we will pledge a certain number of shares corresponding to 50% + 1 share of D1’s total equity stake as collateral in favor of the aforementioned D1 shareholders. This guarantee will be effective as of the date of consummation of the D1 Acquisition and will be released upon payment of the last installment due to such D1 shareholders.

Upon consummation of the D1 Acquisition in July 31, 2021, we will also become indirect holders of 100% of the share capital of Smarkio Tecnologia Ltda., or Smarkio, a wholly-owned subsidiary of D1 and a cloud-based company that combines an automated marketing platform through chatbots with a platform for creating, integrating and processing conversational interfaces that can be used by developers and business users. Smarkio was acquired by D1 in December 2020 and D1 started consolidating Smarkio in its financial statements as of December 1, 2020.

22.3 Concurrent Private Placement

On July, 2021, the Company have agreed to sell, and Twilio Inc., or Twilio, has agreed to purchase, US$50.0 million of our Class A common shares in a private placement exempt from registration under the Securities Act, at a price per Class A common share equal to the price per Class A common share to the public in this initial public offering (IPO). The Class A common shares sold in the concurrent private placement will not be registered as part the initial public offering (IPO) of the Company.

In order to induce Twilio to agree to purchase the Class A common shares and invest in us in the concurrent private placement, Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment — Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia granted Twilio, for a period of three years from July 8, 2021, a right of first offer for their Class B common shares (which would be converted to Class A Common Shares resulting from the consummation of any such transaction) in the event of certain proposed transfers of shares by such shareholders that result in a change of our control. Twilio’s right of first offer is exercisable only to the extent that it holds an amount of shares corresponding to at least two thirds of the amount of Class A common shares it agreed to purchase under the concurrent private placement at the time it receives a notice from any such shareholder about its intention to effect a transfer subject to the terms of the right of first offer agreement.

The Company and Twilio also entered into commercial agreements that establish complementary initiatives to strengthen our respective businesses by leveraging each other’s communications network — Zenvia with its customer experience communications platform focused on empowering businesses across Latin America, and Twilio with its cloud communications platform focused on empowering developers to improve communications globally. Under the terms of these agreements, for a period of three years, we agreed to process and route A2P messages and voice calls originating from Twilio’s clients and Twilio reciprocally.

22.4 Cash-Based Payment Bonus and Equity Grants to Certain Officers and Employees

As a result of the consummation of the initial public offering in July 22, 2021, we expect to pay R$45,983 thousand of cash-based payments to certain of our officers and employees which have not been recognized in our unaudited interim condensed consolidated financial statements after June 30, 2021 since the agreement underlying such obligation was executed after June 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 10, 2021

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer